Exhibit 99.2

Scotiabank increases dividend on common shares

TORONTO, May 31, 2005 - Scotiabank today increased the dividend on its common shares by 2 cents to 34 cents per common share for the quarter ending July 31, 2005, payable on July 27, 2005, to shareholders of record at the close of business on July 5, 2005.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending July 31, 2005, payable on July 27, 2005, to shareholders of record at the close of business on July 5, 2005:

•    Series 12,    Dividend No. 28    of    $0.328125    per share;
•    Series 13,    Dividend No. 1      of    $0.4405        per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

For further information:

Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982
Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625